Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

July 10, 2015

VIA:     EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Jerard Gibson, Esq.

RE:	Medicine Man Technologies, Inc.;
Registration Statement on Form S-1/A2
Filed April 14, 2015
SEC File No. 333-203424

Dear Mr. Gibson:

Filed electronically on behalf of Medicine Man Technologies, Inc. (the “Registrant” or “Company”) is Amendment No. 2 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of June 26, 2015. This letter describes the Registrant’s response to each comment and the location in the Amendment where the changes have been made. All references to page numbers are to the redlined Amendment that has been forwarded to you under separate cover.

Description of Business

Description of Services/Pricing, page 26

1. The Amendment contains revised and additional disclosure as to the specific services provided by the Company to its clients, including at inception of the relationship and throughout the process. While there is additional disclosure relating to the Company’s clients construction of new facilities, these are ultimately the responsibility of the Company’s client and their local construction related resources and although the Company does provide clients with guidance on specific design elements, the final decision and the actual construction of facilities is the responsibility of each client. See page 26.

The reference to “boundaries of our services offering” has been deleted in the Amendment.

Securities and Exchange Commission

July 10, 2015

2. The Amendment contains additional disclosure on the services to be provided on the existing contracts. See page 27.

3. Disclosure in the Amendment has been enhanced to describe the role the Company takes during its client’s construction phase. See page 27.

4. Disclosure in the Amendment has been enhanced to describe the Company’s cultivation protocols management system. See page 28.

5. The Company does not distribute medicinal or recreational cannabis products. To the best knowledge of the Company, none of its existing clients are currently distributing medical or recreational cannabis products.

Financial Statements, beginning at page F-1

6. Note 10 to the Company’s audited financial statements has been added to address the issue of the restatement, including the disclosure requirements of ASC 250-10-50. Further, the MD&A section of the Amendment includes new disclosure on the restatement and identifies the information in selected financial data that has been revised as restated. See pages 6, 21 and F-12.

The numbering of the Notes in the Amendment has also been corrected.

Note 2. Capital Stock, page F-9

7. Following is a description of the services provided in each of the issuance identified in Note 2:

•	ChineseInvestors.COM – Provided for business creation as well as guidance from inception of the Company through August 2014 through Mr. Brett Roper and Mr. Marc Harvill noting this effort has required the virtual full time attention of Mr. Roper during the relevant time.

•	Kim Giunta and Josh Berg, the 2 individuals referenced in the Note, provided construction and design guidance since inception of the Company through the date of issuance.

•	The individuals who were issued shares in June and July 2014 provided thousands of hours of assistance in working with Brett Roper, Marc Harvill, and Andy Williams in the creation of the business as well as manuals and other related elements. None of these individuals were compensated in any other manner for these services other than in receipt of the relevant shares.

In regard to the second part of the staff’s comment, the disclosure was adding in the Note to explain why the Company believes the appropriate value to ascribe to shares issued was par value.

Securities and Exchange Commission

July 10, 2015

Note 3. Capital Stock, page F-12

8. Note 3 has been revised pursuant to the staff’s comments.

Part II. Information Note Required in Prospectus

Item 15. Recent Sales of Unregistered Securities page II-1

9. The Amendment has been revised to describe the facts supporting the exemption relied upon by the Company to issue its securities. See page II-1 and II-2.

Exhibit 23.1

10. The discrepancy between the consent and audit report has been rectified.

Based on the foregoing responses to the staff's letter of comment and the revisions made by this Amendment we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

For the Firm